Filed by: CBS Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBS Corporation

Commission File No.: 333-196652

July 9, 2014

CBS SETS FINAL EXCHANGE RATIO OF 2.1689

FOR CBS OUTDOOR EXCHANGE OFFER

CBS Corporation (NYSE: CBS.A and CBS) today announced the final exchange ratio in connection with its previously announced offer to its shareholders to exchange their shares of CBS Class B common stock for up to 97 million shares of CBS Outdoor Americas Inc. (NYSE: CBSO) common stock that are owned by CBS.

For each share of CBS Class B common stock that is validly tendered and not validly withdrawn and that is accepted by CBS pursuant to the exchange offer, CBS will deliver 2.1689 shares of CBS Outdoor common stock to or at the direction of such tendering shareholder. Because the exchange offer will be subject to proration if it is oversubscribed, the number of shares of CBS Class B common stock that CBS accepts in the exchange offer may be less than the number of shares validly tendered by shareholders. Based on the final exchange ratio, CBS will accept for exchange 44,723,131 shares of its Class B common stock if the exchange offer is fully subscribed. As of 4:00 p.m., New York City time, on July 9, 2014, the exchange offer was oversubscribed.

The exchange offer will expire at 12:00 midnight, New York City time, on July 9, 2014, as provided by the exchange offer.

Goldman, Sachs & Co. and Morgan Stanley are serving as the dealer managers for the exchange offer, and J.P. Morgan is serving as a financial advisor.

Additional Information

The terms and conditions of the exchange offer are more fully described in the registration statement on Form S-4, which includes a prospectus, previously filed by CBS Outdoor with the Securities and Exchange Commission (“SEC”), as well as a Schedule TO, previously filed by CBS with the SEC, in each case as amended. The prospectus contains important information about CBS, CBS Outdoor, the exchange offer, the separation of CBS Outdoor from CBS, and related matters. Investors and security holders are urged to read the prospectus and any other relevant documents filed with the SEC by CBS and CBS Outdoor before making any investment decision.

None of CBS, CBS Outdoor, or their respective directors or officers, or any dealer manager appointed with respect to the exchange offer, makes any recommendation as to whether any CBS shareholder should participate in the exchange offer. This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, nor is it a recommendation as to whether a shareholder should participate in the exchange offer. The offer is made solely by means of the prospectus.

Investors can obtain a free copy of the prospectus and any other related documents on the web sites of the SEC, www.sec.gov, CBS, www.cbscorporation.com, and CBS Outdoor, www.cbsoutdoor.com.

Disclosure Notice

All statements in this release other than statements of historical fact are, or may be deemed to be, “forward-looking” statements, and reflect CBS Corporation’s current expectations concerning future results and events. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Important factors that could cause actual results to differ materially from our expectations include, without limitation: the ability to satisfy the conditions of the exchange offer; changes in legislation, tax rules or market conditions; other domestic and global economic, business, competitive and/or other regulatory factors affecting CBS Corporation’s businesses generally, including CBS Outdoor Americas Inc.; and other factors described in CBS Corporation’s news releases and filings with the SEC including, but not limited to, its most recent Forms 10-K, 10-Q and 8-K. Other risks and uncertainties are described in the Registration Statement on Form S-4, as amended, of CBS Outdoor Americas Inc. filed with the SEC. There can be no assurance that we will be able to complete the exchange offer on the anticipated terms, or at all. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this news release. We intend these forward-looking statements to speak only as of the time of this release and, except to the extent required by applicable securities laws, we do not undertake any obligation to update any forward-looking statements contained in this release as a result of new information or future events or developments.

About CBS Corporation

CBS Corporation (NYSE: CBS.A and CBS) is a mass media company that creates and distributes industry-leading content across a variety of platforms to audiences around the world. The Company has businesses with origins that date back to the dawn of the broadcasting age as well as new ventures that operate on the leading edge of media. CBS owns the most-watched television network in the U.S. and one of the world’s largest libraries of entertainment content, making its brand – “the Eye” – one of the most recognized in business. The Company’s operations span virtually every field of media and entertainment, including cable, publishing, radio, local TV, film, outdoor advertising, and interactive and socially responsible media. CBS’s businesses include CBS Television Network, The CW (a joint venture between CBS Corporation and Warner Bros. Entertainment), Showtime Networks, CBS Sports Network, TVGN (a joint venture between CBS Corporation and Lionsgate), Smithsonian Networks, Simon & Schuster, CBS Television Stations, CBS Radio, CBS Outdoor, CBS Television Studios, CBS Global Distribution Group (CBS Studios International and CBS Television Distribution), CBS Interactive, CBS Consumer Products, CBS Home Entertainment, CBS Films and CBS EcoMedia. For more information, go to www.cbscorporation.com.

About CBS Outdoor

CBS Outdoor Americas Inc. (NYSE: CBSO) is one of the largest lessors of advertising space on out-of-home advertising structures and sites across the U.S., Canada and Latin America. The Company’s portfolio primarily consists of billboard displays, which are predominantly located in densely populated major metropolitan areas and along high-traffic expressways and major commuting routes. In addition, the Company has a number of exclusive multi-year contracts that allow it to operate advertising displays in municipal transit systems where its customers are able to reach millions of commuters on a daily basis. The Company has displays in all of the 25 largest markets in the U.S. and over 180 markets in the U.S., Canada and Latin America, including in some of the most heavily trafficked locations, such as the Bay Bridge in San Francisco, Sunset Boulevard in Los Angeles and Grand Central Station and Times Square in New York City. More information is available at www.cbsoutdoor.com.

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Press Contact:
Dana McClintock	212-975-1077	dlmcclintock@cbs.com
Shannon Jacobs	212-975-3161	SLJacobs@cbs.com

Investor Contact:
Adam Townsend	212-975-5292	adam.townsend@cbs.com
Greg Lundberg	212-297-6441	greg.lundberg@cbsoutdoor.com

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